Exhibit 99.1

1UPX 1. Michael James Doyle 2. Alfonso Paredes For Abstain Against For Abstain Against The Sample Company Proposals — The Board of Directors unanimously recommends that you vote FOR the re-election of each of the following nominees as Directors and FOR Proposals 3 and 4. A 042BNC 3. Ratification of Price Waterhouse & Co. SRL to serve as independent registered public accounting firm for 2024 4. Approval of the Company’s audited financial statements and the Company’s annual report on Form 20-F for 2023 Re-election of Directors: For Against Abstain For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please include the full entity name and state the capacity of the person signing on its behalf. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Annual Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. You may vote online or by phone instead of mailing this card. Online Go to www.investorvote.com/DESP or scan the QR code — login details are located in the shaded bar below. Your vote matters – here’s how to vote! Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/DESP Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/DESP Proxy Solicited on Behalf of the Board of Directors 2024 Annual Meeting of Shareholders I/We, the undersigned, being a shareholder/shareholders of the Company, hereby appoint Amit Singh, Monica Alexandra Soares da Silva, Luca Pfeifer, or any of them, each with the power of substitution, as my/our Proxy to attend and to vote on my/our behalf at the 2024 Annual Meeting of the Company to be held at 10:00 a.m. (Buenos Aires local time) on Thursday, December 12, 2024 and at any adjournments and postponements of the 2024 Annual Meeting. I/We direct that my/our vote(s) be cast or withheld on the proposals as set out in the Notice of Annual Meeting as indicated by an ‘X’ in the appropriate box on the reverse side and, in respect of any proposals where no such indication is made and/or on any other business which may properly come before the 2024 Annual Meeting, in such manner as my/our Proxy thinks fit. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Michael James Doyle and FOR Alfonso Paredes and FOR Proposals 3 and 4. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the 2024 Annual Meeting and at any adjournments and postponements thereof. (Items to be voted appear on reverse side) Proxy — DESPEGAR.COM, CORP. C Non-Voting Items IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Change of Address — Please print new address below. The 2024 Annual Meeting of Shareholders of Despegar.com, Corp. will be held on Thursday, December 12, 2024 at 10:00 a.m. (Buenos Aires local time) at the Company’s office located at Av. Corrientes 800, Piso 18, Ciudad Autónoma de Buenos Aires, Argentina C1043AAU. Shareholders may also attend and participate in the meeting online by visiting meetnow.global/M2VCHQW. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. DESPEGAR.COM, CORP. Commerce House 4th Floor Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands Vote By Internet – Go to www.investorvote.com/DESP or scan the QR code with your smartphone. Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the web site and follow the steps outlined on the website. You will also be able to register here for future electronic delivery of shareholder materials and electronic voting by clicking on the “Go Green” button. Vote By Telephone - You can vote by calling (on a touch tone telephone) 1-800-652-VOTE (8683) from the US, US territories and Canada or 1-781-575-2300 if you are outside the US, US territories and Canada. Follow the instructions provided on the recorded message. You will need your 15-digit control number on your proxy card. Vote by Mail - Mark, date, sign and return the enclosed proxy card, whether or not you plan to physically attend the Meeting. If you are located in the United States, you can return your proxy card by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope.